SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-52855

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NetCap Ventures, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Campus Drive, Suite 105
(No. and Street)

RECEIVED FEB 28 2002

Newport Beach, (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank T. Marino 949-399-5390
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles, (City) CAlifornia (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/2

OATH OR AFFIRMATION

I, Frank T. Marino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NetCap Ventures, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

____
Signature

C.C.O.
Title

____
Notary Public

RAINA PRIGGER
Commission # 1223350
Notary Public - California
Orange County
My Comm. Expires Jun 5, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CashFlows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Orange } ss.

On 02/26/02 (Date), before me, Raina Prigger, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")) personally appeared Frank Marino, CEO (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

RAINA PRIGGER
Commission # 1223350
Notary Public - California
Orange County
My Comm. Expires Jun 5, 2003

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audit

Document Date: December 31, 2001 Number of Pages: 17

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name: Frank Marino

☒ Individual
☐ Corporate Officer — Title(s):
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other:

Signer Is Representing: NetCap Ventures

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

NETCAP VENTURES, INC.
4600 CAMPUS DRIVE, SUITE 150
NEWPORT BEACH, CALIFORNIA 92660

CONTENTS

PART I

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
NetCap Ventures, Inc.
Newport Beach, California

I have audited the accompanying statement of financial condition of NetCap Ventures, Inc. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of NetCap Ventures, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of NetCap Ventures, Inc. as of December 31, 2001 and the results of its operations, cash flows, stockholder's equity and the supplemental schedule of net capital for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner

George Brenner, CPA

Los Angeles, California
February 6, 2002

NETCAP VENTURES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash		
Checking		$ 831
Savings		27,792
Total cash		28,623
Clearing broker deposit		35,089
Receivable from shareholder officer		4,750
Other receivables		26,783
Property and Equipment, at cost, net of accumulated depreciation of $6,760		79,277
Deposits		6,155
TOTAL ASSETS		$ 180,677

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$ 28,238
Payable to shareholder officer		20,248
Subordinated loan		40,000
TOTAL LIABILITIES		88,486
SHAREHOLDER'S EQUITY		
Common stock, $1.00 par value, 1,000,000 shares authorized; 225,000 shares outstanding	$ 225,000	
Paid-in capital	0	
Retained earnings (deficit)	(132,809)	
TOTAL SHAREHOLDER'S EQUITY		92,191
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 180,677

See accompanying notes to financial statements

NETCAP VENTURES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 778,159
Other income	1,693
TOTAL REVENUES	779,852
OPERATING EXPENSES - SCHEDULE PAGE 9	849,758
INCOME (LOSS) BEFORE TAX PROVISION	(69,906)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (70,706)

See accompanying notes to financial statements

NETCAP VENTURES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock Shares	Common Stock	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	110,000	$ 110,000	$ (62,103)	$ 47,897
Contribution of Capital - Cash	65,380	65,380		65,380
Furniture & Equipment	49,620	49,620		49,620
Net Income (Loss)			(70,706)	(70,706)
Balance, December 31, 2001	225,000	$ 225,000	$ (132,809)	$ 92,191

See accompanying notes to financial statements

NETCAP VENTURES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net income (loss)	$ (70,706)
Depreciation and amortization	6,760
Changes in operating assets and liabilities:	
Due from shareholder, officer	(4,750)
Other receivables	(20,653)
Deposits	(4,950)
Accounts payable and accrued expenses	23,810
Net cash required by operating activities	(70,489)
Cash Flows for Investing Activities:	
Clearing broker's deposit	(35,089)
Purchase of furniture and equipment	(33,417)
Total cash flows used for investing activities	(68,506)
Cash Flows from Financing Activities:	
Capital contributed	65,380
Subordinated loan	40,000
Shareholder, officer's loan	20,248
Total cash flows from financing activities	125,628
Net decrease in cash	(13,367)
Cash at beginning of the year	41,990
Cash at December 31, 2001	$ 28,623
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800
Non Monetary Transaction	
Furniture & equipment contributed as capital	$ 49,620

See accompanying notes to financial statements

NETCAP VENTURES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

NetCap Ventures, Inc. (the Company) formerly NetCap Securities was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The Company does not hold customers' funds or securities. Its principal business activity is obtaining institutional investors' funds for issuers through the private placements of securities. The Company's principal and only office is in Newport Beach, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The accompanying financial statements were prepared on the accrual basis of accounting and include revenue and related commission expense subsequent to its effective date of membership in the NASD. Of the Company's approximate $778,000 revenue, two placements constituted $515,000 or approximately 66% of total revenue.

B. The Company's sole shareholder contributed property in kind (furniture and equipment) aggregating $49,620. The furniture and equipment was valued at the owner's depreciated cost or estimated market value which ever was lower.

C. Property and Equipment is being depreciated over estimate useful lives by the straight line method of depreciation.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4 - PROVISION FOR INCOME TAX

The Company files its tax return on the cash basis. For Federal income tax purposes there is a net operating loss (NOL) of approximately $124,000 which loss can be carried forward for 20 years to offset future income. The NOL is comprised as follows:

Year	Amount	Expires
2000	$ 64,000	2020
2001	60,000	2021
	$124,000	

For state purposes the loss can be carried forward for 5 years. There is a $800 minimum state tax.

NOTE 5 - COMMITMENTS

The Company rents its facilities on a month to month basis.

NOTE 6 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000. See page 10 for the net capital computation.

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
NetCap Ventures, Inc.
Newport Beach, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of operating expenses for the year ended December 31, 2001 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
February 6, 2002

NETCAP VENTURES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2001

Accounting	$	8,080
Advertising		2,724
Auto		7,131
Commissions		116,099
Computer		5,557
Consulting		289,566
Depreciation		6,760
Express mail		2,280
Insurance		6,384
Legal		26,727
Licenses, fees & permits		3,225
Marketing		2,958
Office expense		3,182
Outside services		19,062
Payroll taxes		16,606
Promotion		8,993
Rent		34,542
Salaries		241,976
Telephone		18,247
Travel		17,037
All other		12,622
	$	849,758

See accompanying notes to financial statements

NETCAP VENTURES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	92,191
Subordinated debt		40,000
Non allowable assets		(116,965)
NET CAPITAL	$	15,226

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required at 12.5% of aggregate indebtedness	$	6,060
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	6,060
EXCESS NET CAPITAL	$	9,166
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	48,486

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities net of deferred income taxes payable and deferred income	$	48,486
Percentage of aggregate indebtedness to net capital		318%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NONE REQUIRED

See accompanying notes to financial statements

NETCAP VENTURES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

NON-ALLOWABLE ASSETS		
Receivable from shareholder officer	$	4,750
Other receivables		26,783
Property and Equipment, at cost, net of accumulated depreciation of $6,760		79,277
Deposits		6,155
TOTAL	$	116,965

See accompanying notes to financial statements

NETCAP SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2001

	Beginning of Year	Additions	Reductions	End of Year
Note dated July 31, 2001, due August 31, 2002	$ --	$40,000	$ --	$40,000
Interest	--	0	--	0
	$ --	$40,000	$ --	$40,000

See accompanying notes to financial statements

PART II

NETCAP VENTURES, INC.

STATEMENT ON INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
NetCap Ventures, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of NetCap Ventures, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 6, 2002